Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED
2008 AUG 13 A 3:10

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	12 August 2008	*No of sheets:*	*1*

Current report 42/2008

SUPPL

The Management Board of KGHM Polska Miedź S.A. announces a change in the dates of publication of the half-year report and the consolidated half-year report for the first half of 2008. These reports will be published on the following dates:
- half-year report for H1 2008 – 23 September 2008
- consolidated half-year report for H1 2008 – 14 October 2008.

Legal basis: § 100 sec. 2 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 No. 209, item 1744)

[redacted]

08004311

WICEPREZES ZARZĄDU
Maciej Tybura

PROCESSED
AUG 14 2008
THOMSON REUTERS

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

Dew 8/13

END